September 5, 2023

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Garden Stage Limited
Registration Statement on Form F-1
Filed June 30, 2023
File No. 333-273053

Dear Ms. Aldave, Ms. Empie, Mr. Arzonetti, Mr. Klein:

As counsel for Garden Stage Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated July 27, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 filed on June 30, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Registration Statement on Form F-1 filed June 30, 2023

General

1.	We note your response to comment 1 and reissue in part. Please refrain from using terms such as “we,” “us,” “our,” “our company,” and “our business” when describing activities or functions of the operating subsidiaries. We note that on the cover page you define “Company,” “Garden Stage,” “we,” “us” and “our” to refer to Garden Stage but on page 2 you define “we,” “us,” “our” and “Group” to mean Garden Stage and its subsidiaries. Please revise the definition on page 2 and throughout the document provide distinct references for the holding company, subsidiaries, and other entities so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

RESPONSE: In response to the Staff’s comment, we have revised the definitions on the cover page and page 2 to ensure distinct references for the holding company and subsidiaries. On the cover page, we define “Garden Stage” and “the Company” only to refer to Garden Stage Limited, the holding company. On page 2, we define “we,” “us,” “our,” “the Company” and “Garden Stage” to only refer to Garden Stage Limited, an exempted company incorporated with limited liability in the Cayman Islands and does not include its subsidiaries (17 Uno BVI, I Win Holdings HK, I Win Securities, and I Win Asset Management). Throughout the document, we refer to the subsidiaries by their legal names, or “Operating Subsidiaries” when we refer to our operating entities that are conducting the business operation and have clearly identified the entity in which investors are purchasing an interest.

2.	We note your disclosure on the prospectus cover page and elsewhere that “the Trial Measures have not come into effect as of the date of this prospectus.” Because the Trial Measures came into effect on March 31, 2023, please revise throughout to so state.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on the cover page and page 18 by deleting “the Trial Measures have not come into effect as of the date of this prospectus.”

3.	We note your response to comment 3 and reissue in part. Your definitions of “PRC laws and regulations” or “PRC laws” on the cover page and page 2 of the prospectus continue to include a carve out limiting the description of such laws and regulations to the laws and regulations of Mainland China only. Please revise your definition of “PRC laws and regulations” and “PRC laws” throughout the prospectus to include Hong Kong and Macau. Where appropriate, you may describe PRC law and then explain how commensurate laws in Hong Kong and Macao differ from PRC law and describe any risks and consequences to the company associated with those laws.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on the cover page and page 2 of the prospectus.

We removed the definition of “PRC laws and regulations” or “PRC laws”, in order to avoid the carve out that limiting the description of the PRC law to the laws and regulations of Mainland China.

We further respectfully submit that we believe it is not necessary to further define “PRC law and regulations” or “PRC laws”, since we defined “China” or the “PRC” to refer the People’s Republic of China, including Hong Kong and Macau, any discussion in relation PRC law throughout the prospectus therefore include Hong Kong and Macau.

Corporate Structure, page 8

4.	We note the post-reorganization/offering organizational chart on page 8 and that you removed the organizational chart depicting your structure prior to the offering. Please add back your pre-offering organizational chart here and on page 66 in the same way as it appeared in your prior filing.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 8 and 69 adding back our pre-offering organization charts in the same way as it appeared in the prior filing.

Dilution, page 63

5.	Please tell us and revise your disclosure to explain and reconcile the components of the calculation of the $9.8 million pro forma as adjusted net tangible book value at March 31, 2023.

RESPONSE: In response to the Staff’s comment, we have updated and revised the disclosure on page 65 adding reconciliation of our pro forma as adjusted net table book value as of March 31, 2023 to our actual net tangible book value as of the same day.

Principal shareholders and selling shareholder, page 140

6.	Please revise footnote (3) to the beneficial ownership table to identify the person or group of people who have the voting and dispositive control over the shares held by Oriental Moon Tree Limited.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 143 and 144. We respectfully advise the Staff that, Mr. Sze Ho, CHAN, Mr. Wai Lok Raymond, FONG, and Mr. Ngan Sammy, SHUM, the members of the board of directors of Oriental Moon Tree Limited (who are also the directors of the Company), as a group, has the voting and dispositive power over the Ordinary Shares held of record by Oriental Moon Tree Limited. Furthermore, under the so-called “rule of three,” none of the aforesaid individuals is deemed a beneficial owner of all Ordinary Shares held directly of Oriental Moon Tree Limited, even those in which he directly holds a pecuniary interest.

Exhibits

7.	We note your disclosure that Guangdong Wesley Law Firm advised you on the application of the Trial Measures and that Exhibit 23.3 titled “Consent of Guangdong Wesley Law Firm, PRC counsel to the Registrant” is dated October 18, 2022. We further note that statements attributable to counsel regarding subsequent developments after the Trial Measures came into effect on March 31, 2023 have been added to the most recent amendment to your registration statement. Please file an updated opinion and consent of counsel.

RESPONSE: In response to the Staff’s comment, we have filed an updated consent from our PRC Counsel dated August 20, 2023, as the Exhibit 23.3, titled “Consent of Guangdong Wesley Law Firm, PRC counsel to the Registrant”.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036